Exhibit 99.1

NAME CHANGE:  BLACK DIAMOND BRANDS CORPORATION to RAINCHIEF ENERGY INC.

VANCOUVER, BRITISH COLUMBIA--(Marketwire – Jan 22, 2009) - Black Diamond Brands Corp. the "Company" has changed its name to Rainchief Energy Inc.  This corporate action will take effect at the open of business on 1/23/2009 under the new trading symbol RCFEF.

Rainchief will be solely focused in the oil and gas industry and be actively pursuing Landsales in Alberta and small non-producing under exploited resources. Further information will be made available as it materializes.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp.
Brad J. Moynes
CEO
(604) 646-5620 or Toll Free: 1-877-646-5635